Mail Stop 3561

July 16, 2009

John J. Sherman, Chief Executive Officer
Inergy, L.P.
Inergy Holdings, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, Missouri 64112

> **Re:** **Inergy, L.P., and co-registrants**
> **Correspondence Submitted June 17, 2009 Regarding**
> **Registration Statement on Form S-3**
> **Filed March 17, 2009**
> **File No. 333-158066**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed May 18, 2009**
> **File No. 333-131742**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 0-32453**
>
> **Inergy Holdings, L.P.**
> **Form 10-K for Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Period Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 0-51304**

Dear Mr. Sherman:

　　We have reviewed your letter submitted June 17, 2009 in response to our comment letter dated June 3, 2009 and your amendment and have the following comments. Again, we have limited our reviews of Inergy, L.P.'s registration statements on Form S-3 to those issues we have addressed in our comments. Where indicated, we think you should revise the registration statements in response to those comments. Also, we have reviewed the annual reports on Form 10-K and the quarterly reports on Form 10-Q of Inergy, L.P. and Inergy Holdings, L.P. and have the following comments. You should comply with the comments regarding your annual and quarterly reports in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

<u>Inergy, L.P.</u>

1. We note your responses to comments one and two in our letter dated June 3, 2009. Please file the amendments to your registration statements on Form S-3 with the revisions you acknowledged you would make in those responses.

<u>Form 10-K for the Year Ended September 30, 2008</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and…, page 38</u>

2. We note your response to comment three in our letter dated June 3, 2009 in which you state that you will include disclosure in future filings regarding the committed capital expansion projects at your Thomas Corners natural gas storage development and your Finger Lakes LPG storage expansion. Please provide us with your intended disclosure for the future filings.

<u>Note 3. Acquisitions, page 105</u>

3. In your response to comment eight in our letter dated June 3, 2009, you indicate that you have not provided any of the information required by paragraphs 51 through 57 of SFAS 141 based on the fact that the metrics for each of your 2008 acquisitions, when calculated individually, were less than 10%. However, we note that your 2008 acquisitions appear to be material on an Investment Test basis when considered in the aggregate. It appears that you have provided the information required by paragraph 53 of SFAS 141 with respect to these acquisitions. In future filings, please disclose the amount of goodwill that is expected to be deductible for tax purposes as required by SFAS 141, paragraph 52.c.(1). Also in future filings, please provide the supplemental pro forma information required by paragraphs 54 and 55 of SFAS 141, as these disclosures are applicable for the period during which a series of individually immaterial business combinations occur that are material in the aggregate.

<u>Form 10-Q for the Period Ended March 31, 2009</u>

4. Please tell us how you applied the provisions of EITF 07-4 to your general partner, limited partner, and incentive distribution rights holders' interests in computing earnings per unit using the two-class method.

John J. Sherman
Inergy, L.P.
Inergy Holdings, L.P.
July 16, 2009
Page 3

Inergy Holdings, L.P.

Form 10-K of for Year Ended September 30, 2008

Consolidated Statements of Operations, page 95

5. In your response to comment 12 in our letter dated June 3, 2009, you indicate that the holders of incentive distribution rights (IDRs) (i) do not have any preferences in liquidation and (ii) do not participate in any distributions that common unitholders do not also participate in, and as such the presence of IDRs does not impact your SAB 51 accounting. We note that your IDRs appear to have preferential distributions over the limited partner units above certain thresholds. We also note that your IDRs may be transferrable apart from the general partner interest. Please explain to us in better detail what consideration you gave to these factors in determining that your IDRs do not impact your SAB 51 accounting.

*   *   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response, and please amend Inergy, L.P.'s registration statements in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendments and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gillian A. Hobson, Esq.
        Vinson & Elkins L.L.P.
        Via Facsimile